[Letterhead of Canadian National Railway Company]

July 26, 2005

Mr. David Humphrey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Object:	Canadian National Railway Company
SEC Comment Letter Dated July 14, 2005 on Form
40-F for Fiscal Year Ended December 31, 2004
File No. 1-0243

Dear Mr. Humphrey,

Thank you for your letter dated July 14, 2005 with respect to our recent filings with the SEC. We appreciate that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our public filings. In that regard, we are pleased to respond and provide you with the information surrounding the two comments that you have made.

We understand that Canadian National Railway Company (“the Company”) is responsible for the adequacy and accuracy of the disclosure in the

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filing; Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

For ease of reference, we have reproduced the Staff’s comments in italics with each response following the comment to which it relates.

Comment 1

We note from disclosure in Note 17 to the United States audited financial statements included in the March 21, 2005 Form 6-K, that you operate in one business segment with operations in Canada and the United States. However, based on the disclosure under this heading, whereby you are organized among specific lines, including Western Canada Region, Eastern Canada Region and the United States Region, whereby all activities are focused on the ability to meet day-to-day service requirements and cost control, and on growing local accounts, it appears you may operate in more than one business segment. Tell us in detail how you determined that these regions, if considered operating segments, meet the aggregation criteria set forth in paragraph 17 of SFAS No. 131. Also, tell us what information the chief operating decision maker uses in assessing company performance and allocating resources among the regions, and how you decided that your various regions constitute one reportable business segment rather than at a minimum, three separate segments based on the regional data. Your response should address paragraphs 10-15 of SFAS No.131.

Response to Comment 1

 A)   Reporting As One Business Segment
 The Company operates a rail transportation business as one business segment over a single network that spans vast geographic distances and territories, from the Atlantic and Pacific coasts to the Gulf of Mexico. The entire network operates and is managed as one cohesive right-of-way

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system. The network is managed to optimize a fluid transportation corridor to meet customer demands as our fleet of rolling stock assets move throughout these geographic areas.

All strategic initiatives, which drive the operational direction of the Company, are developed and managed centrally at the Company’s headquarters. The Company manages its network using a consistent approach, both from an operational and marketing standpoint. The manner in which the Company operates its business and the nature of those operations are subject to similar economic risks and characteristics across the network.

From an operational perspective, throughout the entire network, the Company has implemented the concept of “scheduled railroading”, which is a disciplined process of handling car movements according to a specific trip plan to meet agreed-upon customer commitments.

From a marketing standpoint, the Company has implemented “single-line routing” which reinforces from the customer perspective that the transportation activities are seamless throughout the network and that customer revenues are generated from the entire movement of goods, which span across the Company’s various geographic territories.

In order to manage the operational activities of the network, the Company has regional activity centres (referred to by the Company as regions) whose role is to manage the day-to-day service requirements and service smaller customer accounts within their territories. The regions play a critical role in the execution of the operating plan and serve to monitor and capture the direct costs incurred locally to ensure that pre-established efficiency standards are followed. It is imperative that the regions work together to ensure the movement of goods to the final destination. While the regions are spread out from a geographic perspective, they are inextricably linked and complement each other, as in aggregate they form the basis for an integrated right-of-way corridor, from which the generation of freight traffic revenue is conducted.

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The regions, in isolation, do not represent business entities, as their major activities of managing throughput and controlling and monitoring costs do not serve as the platform for the Company to execute its decision-making process. They execute the overall strategy established and promulgated in the Company’s HQ and Network Operations Center and are subject only to limited variation.

All major North American railroads serve vast geographic areas and have regional activity centers similar to those of the Company. However, none of the railroads present operating segments on a regional activity basis. All railroads are required under the rules established by the U.S. Surface Transportation Board (STB) and the Canadian Transportation Agency (CTA) to produce regulatory financial reports for their U.S. and Canadian operations. These reports are prepared on an aggregated railway basis in the respective countries, not a regional basis. They are not utilized by the Company as a financial or operating management tool. In Canada, these special purpose regulatory reports combine all Canadian operations and do not break out results by territory. In addition, the Company prepares consolidated financial statements of its U.S. legal entities for income tax purposes. These financial statements, along with the STB regulatory reports, form the basis for the Company’s disclosure of information of its U.S. geographic area contained in the footnotes to its audited financial statements.

B)   Determination That Regions Constitute One Operating Segment
The Company believes that its regions do not possess characteristics indicative of separate operating segments as described in paragraph 10 of SFAS No.131. The Company’s reasons are explained as follows:

1.	The Company’s key financial and operating performance measures such as revenues, operating income, operating ratio, total depreciation expense, interest expense, income tax expense, net income and cash flow from operations are reported, monitored, and managed at the consolidated network level. These measures are analyzed and managed at the overall network level.

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2.	Approximately 84% of the Company’s freight revenues are from national accounts that have freight traffic across North America. The Company’s marketing sales force monitors these national accounts on a consolidated network basis by commodity and customer groups. The Company does not attribute nor manage revenues on a regional basis since a large number of the movements originate on one region and pass through and/or terminate on another region.

3.	A significant portion of operating expenses relate to the network as a whole. For example, costs related to the rolling stock necessary to conduct the Company’s transportation activities are monitored and managed on a network basis. These costs are not identifiable with a specific region, but relate to the network as a whole. On a regional basis, only the direct costs that relate to local activities are monitored and managed to enforce accountability.

For the reasons stated above, the Company does not consider its regions to be separate operating segments, under the definition of paragraph 10 of SFAS No.131.

C)    Aggregation Criteria
Notwithstanding the fact that the Company does not believe its regions constitute operating segments under FAS 131 as described above, the aggregation criteria cited in FAS 131 serve to reinforce the approach of reporting one operating segment. The aggregation criteria in paragraph 17 of SFAS No.131 stipulates that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas”.

As described below, the Company believes that the regions demonstrate symmetrical characteristics in each of these areas, which enable the regions to be reported as one operating segment.

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a.	The nature of the products and services
Each region’s sole business activity is the transportation of freight

b.	The nature of the production processes
Each region does not produce goods, but only transports goods as part of an overall rail network

c.	The type or class of customer for their products and services
Each region services many of the same customers that spread across the Company’s commodity groups and across its rail network

d.	The methods used to distribute their products or provide their services
The service stems predominately from the transportation of freight by rail and optimizing the rail network as a whole

e.	If applicable, the nature of the regulatory environment
The Company and its subsidiaries, not its regions, are subject to one regulatory regime in Canada and one in the U.S.

D)   Information Used By Chief Operating Decision Maker
The information that the chief operating decision maker uses in assessing performance and allocating resources among the regions essentially stems from various workload and operating performance measures. These performance indicators include gross ton-miles, available rolling stock to meet expected demand, on-time performance versus trip plan, average velocity and/or car cycles, and dwell time of assets in switching yards.

Decisions on resource allocation, including rolling stock, are made at the corporate level on the basis of overall strategic direction and specific needs. Costs that emanate from local activities are captured and

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monitored on a region-by-region basis but full allocation of resources and explanation of variances is performed by the HQ function.

Financial performance measures described in B)1 above are not reported or monitored on a regional basis.

In conclusion, the Company is confident that its regions do not constitute separate operating segments under the definition of SFAS 131. However, in order to avoid ambiguity, the Company will clarify the role of its regions in its 2005 Annual Information Form filing under Form 40-F.

Comment 2

It appears that no accounting policies disclosures have been provided with regards to major overhauls and large refurbishments. If true, please describe your related accounting policies to us.

Response to Comment 2

The Company’s accounting policy for major overhauls and large refurbishments is to capitalize these expenditures when they result in an extension of useful life, an upgrade or increase in the functionality of the asset, measured in either increased output or income generating ability.

For its 2005 Annual Report filing, the Company will enhance its current disclosure to the Properties caption of the Significant Accounting Policies note.

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Sincerely,

Claude Mongeau

Cc:   E. Hunter Harrison, President and Chief Executive Officer

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